UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR

THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2014

Adecoagro S.A. (the “Company” or “Adecoagro”) is filing this report on Form 6-K for the purpose of providing a copy of the Company’s unaudited condensed consolidated financial statements as of and for the three month period ended September 30, 2014 (the “Consolidated Financial Statements”). This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed on December 6, 2013 (File No. 333-191325) (the "Registration Statement"). The Consolidated Financial Statements are presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
Name:	Carlos A. Boero Hughes

Title:	Chief Financial Officer and

Chief Accounting Officer

Date: November 12, 2014

Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013

Legal information

Denomination: Adecoagro S.A.

Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial

Date of registration: June 11, 2010

Expiration of company charter: No term defined

Number of register (RCS Luxembourg): B153.681

Capital stock: 122,381,815 common shares (of which 1,909,713 are treasury shares)

Majority shareholder: Quantum Partners LP

Legal address: 1300 Thames St. 5th FL, Baltimore MD 21231-3495, United States of America

Parent company activity: Investing

Capital stock: 25,910,004 common shares

F-2

Adecoagro S.A.

Condensed Consolidated Interim Statements of Financial Position

as of September 30, 2014 and December 31, 2013

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		September 30,	December 31,
	Note	2014	2013
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	6	805,755	790,520
Investment property	7	7,461	10,147
Intangible assets	8	23,817	27,341
Biological assets	9	289,136	225,203
Investments in joint ventures		3,302	3,179
Deferred income tax assets	19	51,109	48,368
Trade and other receivables	11	51,703	53,252
Other assets		626	707
Total Non-Current Assets		1,232,909	1,158,717
Current Assets
Biological assets	9	27,058	66,941
Inventories	12	149,010	108,389
Trade and other receivables	11	161,978	141,180
Derivative financial instruments	10	9,618	4,102
Cash and cash equivalents	13	196,792	232,147
Total Current Assets		544,456	552,759
TOTAL ASSETS		1,777,365	1,711,476
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	15	183,573	183,573
Share premium	15	932,936	939,072
Cumulative translation adjustment		(359,773)	(311,807)
Equity-settled compensation		15,829	17,352
Cash flow hedge		(34,298)	(15,782)
Other reserves		—	(161)
Reserve from the sale of non controlling interests in subsidiaries		25,508	—
Treasury shares		(2,866)	(961)
Retained earnings		58,550	43,018
Equity attributable to equity holders of the parent		819,459	854,304
Non controlling interest		7,646	45
TOTAL SHAREHOLDERS EQUITY		827,105	854,349
LIABILITIES
Non-Current Liabilities
Trade and other payables	17	2,415	2,951
Borrowings	18	580,070	512,164
Deferred income tax liabilities	19	45,198	57,623
Payroll and social security liabilities	20	1,227	1,458
Derivatives financial instruments	10	7,847	—
Provisions for other liabilities	21	2,310	2,293
Total Non-Current Liabilities		639,067	576,489
Current Liabilities
Trade and other payables	17	67,377	92,965
Current income tax liabilities		1,109	310
Payroll and social security liabilities	20	32,079	26,139
Borrowings	18	205,483	147,967
Derivative financial instruments	10	4,278	12,600
Provisions for other liabilities	21	867	657
Total Current Liabilities		311,193	280,638
TOTAL LIABILITIES		950,260	857,127
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,777,365	1,711,476

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-3

Adecoagro S.A.

Condensed Consolidated Interim Statements of Income

for the nine-month and three-month periods ended September 30, 2014 and 2013

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Nine-months ended September 30		Three-months ended September 30
	Note	2014	2013	2014	2013
		(unaudited)
Sales of manufactured products and services rendered	22	330,700	280,596	140,963	101,175
Cost of manufactured products sold and services rendered	23	(221,902)	(182,252)	(95,807)	(62,946)
Gross Profit from Manufacturing Activities		108,798	98,344	45,156	38,229
Sales of agricultural produce and biological assets	22	175,225	194,252	61,803	75,314
Cost of agricultural produce sold and direct agricultural selling expenses	23	(175,225)	(194,252)	(61,803)	(75,314)
Initial recognition and changes in fair value of biological assets and agricultural produce	9	40,369	(20,807)	509	(4,919)
Changes in net realizable value of agricultural produce after harvest		1,210	9,865	2,914	5,327
Gross Profit/(Loss) from Agricultural Activities		41,579	(10,942)	3,423	408
Margin on Manufacturing and Agricultural Activities Before Operating Expenses		150,377	87,402	48,579	38,637
General and administrative expenses	23	(39,239)	(39,050)	(15,605)	(12,990)
Selling expenses	23	(51,771)	(45,751)	(20,378)	(17,442)
Other operating (expense)/ income, net	25	15,051	21,516	17,435	1,462
Share of loss of joint ventures		(462)	(41)	(231)	(5)
Profit from Operations Before Financing and Taxation		73,956	24,076	29,800	9,662
Finance income	26	6,643	5,325	2,342	1,617
Finance costs	26	(59,644)	(76,373)	(20,464)	(19,798)
Financial results, net	26	(53,001)	(71,048)	(18,122)	(18,181)
Profit (Loss) Before Income Tax		20,955	(46,972)	11,678	(8,519)
Income tax (expense)/ benefit	19	(5,661)	14,760	(432)	2,421
Profit (Loss) for the Period from Continuing Operations		15,294	(32,212)	11,246	(6,098)
Profit for the Period from discontinued operations		—	1,767	—	—
Profit / (Loss) for the Period		15,294	(30,445)	11,246	(6,098)
Attributable to:
Equity holders of the parent		15,424	(30,437)	11,355	(6,099)
Non controlling interest		(130)	(8)	(109)	1

Income / (Loss) per share from continuing and discontinued operations attributable to the equity holders of the parent during the period:
Basic earnings per share
From continuing operations		0.128	(0.263)	0.094	(0.050)
From discontinued operations		—	0.014	—	—
Diluted earnings per share
From continuing operations		0.127	(0.263)	0.093	(0.050)
From discontinued operations		—	0.014	—	—

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-4

Adecoagro S.A.

Condensed Consolidated Interim Statements of Comprehensive Income

for the nine-month and three-month periods ended September 30, 2014 and 2013

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Nine-months ended September 30		Three-months ended September 30
	2014	2013	2014	2013
	(unaudited)

Profit (Loss) for the Period	15,294	(30,445)	11,246	(6,098)
Other comprehensive income:
Exchange differences on translating foreign operations	(64,064)	(86,086)	(61,272)	(19,430)
Cash flow hedge	(18,522)	(4,132)	(21,915)	(4,132)
Other comprehensive loss for the period	(82,586)	(90,218)	(83,187)	(23,562)
Total comprehensive loss income for the period	(67,292)	(120,663)	(71,941)	(29,660)

Attributable to:
Equity holders of the parent	(66,883)	(120,644)	(71,614)	(29,655)
Non controlling interest	(409)	(19)	(327)	(5)

Total comprehensive income attributable to owners of the parent arising from:
Continuing operations	(66,883)	(122,411)	(71,614)	(29,655)
Discontinued operations	—	1,767	—	—

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-5

Adecoagro S.A.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the nine-month periods ended September 30, 2014 and 2013

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 15)	Share Premium	Cumulative Translation Adjustment	Equity- settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Retained Earnings	Subtotal	Non Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2013	183,331	940,332	(182,929)	17,952	—	(349)	(6)	67,647	1,025,978	65	1,026,043
Loss for the period	—	—	—	—	—	—	—	(30,437)	(30,437)	(8)	(30,445)
Other comprehensive income:
-Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(86,077)	—		—	—	—	(86,077)	(9)	(86,086)
Cash flow hedge	—	—	—	—	(4,130)	—	—	—	(4,130)	(2)	(4,132)
Other comprehensive income for the period	—	—	(86,077)	—	(4,130)	—	—	—	(90,207)	(11)	(90,218)
Total comprehensive income for the period	—	—	(86,077)	—	(4,130)	—	—	(30,437)	(120,644)	(19)	(120,663)

Employee share options (Note 16)
- Value of employee services	—	—	—	51	—	—	—	—	51	—	51
- Exercised	—	—	—	—	—	—	—	—	—	—	—
- Forfeited	—	—	—	(858)	—	—	—	858	—	—	—
Restricted shares (Note 16):					—
- Value of employee services	—	—	—	2,786	—	—	—	—	2,786	—	2,786
- Vested	242	2,721	—	(3,152)	—	179	10	—	—	—	—
- Forfeited	—	—	—	—	—	8	(8)	—	—	—	—
Purchase of own shares(Note 15 )	—	(335)	—	—	—	—	(83)	—	(418)	—	(418)
Disposal of interest in joint ventures	—	—	684	—	—	—	—	—	684	—	684
Balance at September 30, 2013 (unaudited)	183,573	942,718	(268,322)	16,779	(4,130)	(162)	(87)	38,068	908,437	46	908,483

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-6

Adecoagro S.A.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the nine-month periods ended September 30, 2014 and 2013 (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Attributable to equity holders of the parent
	Share Capital (Note 15)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge (*)	Other reserves	Treasury shares	Reserve from the sale of non controlling interests in subsidiaries (Note 14)	Retained Earnings	Subtotal	Non Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2014	183,573	939,072	(311,807)	17,352	(15,782)	(161)	(961)	—	43,018	854,304	45	854,349
Profit (Loss) for the period	—	—	—	—	—	—	—	—	15,424	15,424	(130)	15,294
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(63,791)	—	—	—	—	—	—	(63,791)	(273)	(64,064)
Cash flow hedge	—	—	—	—	(18,516)	—	—	—	—	(18,516)	(6)	(18,522)
Total comprehensive income for the period	—	—	(63,791)	—	(18,516)	—	—	—	15,424	(66,883)	(409)	(67,292)

Employee share options (Note 16)
- Value of employee services	—	—	—	308	—	—	—	—	—	308	—	308
- Exercised	—	844	—	(290)	—	—	184	—	—	738	—	738
- Forfeited	—	—	—	(108)	—	—	—	—	108	—	—	—
Restricted shares (Note 16):
- Value of employee services	—	—	—	2,620	—	—	—	—	—	2,620	—	2,620
- Vested	—	3,444	—	(4,053)	—	160	446	—	—	(3)	—	(3)
- Forfeited	—	—	—	—	—	1	(1)	—	—	—		—
Purchase of own shares (Note 15)	—	(10,424)	—	—	—	—	(2,534)	—	—	(12,958)	—	(12,958)
Sale of non controlling interests in subsidiaries (Note 14)	—	—	15,825	—	—	—	—	25,508	—	41,333	8,010	49,343
Balance at September 30, 2014 (unaudited)	183,573	932,936	(359,773)	15,829	(34,298)	—	(2,866)	25,508	58,550	819,459	7,646	827,105

(*) Net of 9,764 of Income Tax.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-7

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the nine-month periods ended September 30, 2014 and 2013

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	September 30, 2014	September 30, 2013
		(unaudited)
Cash flows from operating activities:

Profit for the period		15,294	(30,445)
Adjustments for:
Income tax expense/(benefit)	19	5,661	(14,760)
Depreciation	23	66,680	50,741
Amortization	23	333	274
Gain from disposal of farmland and other assets	25	—	(5,082)
Gain from of disposal of other property items	25	(788)	(413)
Gain from disposal of subsidiary		—	(1,967)
Equity settled share-based compensation granted	24	2,928	2,837
(Gain)/Loss from derivative financial instruments and forwards	25, 26	(13,868)	5,494
Interest and other expense, net	26	37,863	33,387
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		1,830	36,704
Changes in net realizable value of agricultural produce after harvest (unrealized)		5,258	70
Provision and allowances		65	848
Share of loss from joint venture		462	41
Foreign exchange gains, net	26	6,889	16,201
Cash flow hedge – transfer from equity	26	5,062	—
Discontinued operations		—	(1,767)
Subtotal		133,669	92,163
Changes in operating assets and liabilities:
Increase in trade and other receivables		(37,948)	(20,236)
Increase in inventories		(62,709)	(51,201)
Decrease in biological assets		27,739	38,802
Decrease in other assets		81	632
Decrease/(Increase) in derivative financial		6,539	(428)
Decrease in trade and other payables		(15,743)	(5,711)
Increase in payroll and social security liabilities		9,548	6,660
Increase/(Decrease) in provisions for other liabilities		555	(374)
Net cash generated in operating activities before interest and taxes paid		61,731	60,307
Income tax paid		(363)	(306)
Net cash generated from operating activities		61,368	60,001

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-8

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the nine-month periods ended September 30, 2014 and 2013 (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	September 30, 2014	September 30, 2013
		(unaudited)
Cash flows from investing activities:

Continuing operations:
Purchases of property, plant and equipment		(155,829)	(95,210)
Purchases of intangible assets	8	(772)	(1,326)
Purchase of cattle and non current biological assets planting cost		(82,220)	(69,889)
Interest received	26	5,735	4,740
Payment of seller financing arising on subsidiaries acquired		(684)	(1,555)
Investments in joint ventures		(1,360)	(4,164)
Proceeds from sale of farmland and other assets		—	7,048
Proceeds from sale of property, plant and equipment		993	2,470
Proceeds from disposal of subsidiaries		1,318	10,998
Proceeds from sales of financial assets		—	13,066
Discontinued operations		—	5,100
Net cash used in investing activities		(232,819)	(128,722)

Cash flows from financing activities:
Proceeds from equity settled share-based compensation exercised		735	—
Proceeds from long-term borrowings		173,666	255,894
Payments of long-term borrowings		(81,341)	(53,326)
Net proceeds from the sale of minority interest in subsidiaries		49,897	—
Net increase/(decrease) in short-term borrowings		48,170	(52,225)
Interest paid		(32,798)	(23,384)
Purchase of own shares		(12,992)	(418)
Net cash generated from financing activities		145,337	126,541
Net (decrease)/increase in cash and cash equivalents		(26,114)	57,820
Cash and cash equivalents at beginning of period		232,147	218,809
Effect of exchange rate changes on cash and cash equivalents		(9,241)	(16,100)
Cash and cash equivalents at end of period		196,792	260,529

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-9

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.	General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group". These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 5 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on November 7, 2014.

2.	Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of September 30, 2014 and for the nine-month periods ended September 30, 2014 and 2013 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of September 30, 2014, results of operations and cash flows for the nine month periods ended September 30, 2014 and 2013. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with IAS 34, ‘Interim financial reporting’ and they should be read in conjunction with the annual financial statements for the year ended 31 December 2013, which have been prepared in accordance with IFRSs.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2013.

A complete list of standards, amendments and interpretations to existing standards published but not yet effective for the Group is described in Note 2.1 to the annual financial statements. None of those standards have a material impact on the information to be presented in the financial statements.

During the nine months ended September 30, 2014, the IASB published new standards that would have an impact on the Group when they become effective:

In May 2014, the IASB issued IFRS 15, "Revenue from contracts with customers", which sets out the requirements in accounting for revenue arising from contracts with customers and which is based on the principle that revenue is recognized when control of a good or service is transferred to the customer. IFRS 15 must be applied annual periods beginning on or after January 1, 2017, with earlier application permitted. This standard is not effective for the financial year beginning January 1, 2014 and has not been early adopted. The Group has not yet assessed the potential impact that the application of these standards may have on the Group's financial condition or results of operations.

In June 2014, the IASB issued amendments to IAS 16 “Property, plant and equipment” and IAS 41 “Agriculture”, in relation to bearer plants. The amendments define a bearer plant and exclude them from the scope of IAS 41 and include them within the scope of IAS 16. The amendments shall be applied for annual periods beginning on or after January 1, 2016, with earlier application permitted. The Group is currently analyzing the resulting effects on the presentation of the Group’s results of operations, financial position or cash flows.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-10

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Basis of preparation and presentation (continued)

In July 2014 the IASB published the final version of IFRS 9 Financial Instrument which replaces earlier versions of IFRS 9 and completes the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The package of improvements introduced by IFRS 9 includes a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. The IASB has previously published versions of IFRS 9 that introduced new classification and measurement requirements (in 2009 and 2010) and a new hedge accounting model (in 2013). IFRS 9 is effective for annual periods beginning on or after 1 January 2018. The Group has not yet assessed the potential impact that the application of these standards may have on the Group's financial condition or results of operations. The Group has not yet assessed the potential impact that the application of this standard may have on the Group's financial condition or results of operations.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and June, with the exception of wheat, which is harvested from December to January. Coffee and cotton are different in that while both are typically harvested from June to August, they require a conditioning process which takes about two to three months. Sales in other business segments, such as in Dairy business segments, tend to be more stable. However, the sale of milk is generally higher during the fourth quarter, when the weather is warmer and pasture conditions are more favorable. The sugarcane harvesting period typically begins April/May and ends in November/December. This creates fluctuations in sugar and ethanol inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April). As a result of the above factors, there may be significant variations in the results of operations from one quarter to another, as planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition, quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

3.	Financial risk management

Risk management principles and processes

The Group continues to be exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 3 to the annual financial statements. There have been no changes to the Group´s exposure and risk management principles and processes since December 31, 2013 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the nine month period ended September 30, 2014. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-11

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at September 30, 2014. All amounts are shown in US dollars.

	September 30, 2014
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(2,701)	—	—	—	(2,701)
Brazilian Reais	—	(390,529)	—	—	(390,529)
US Dollar	(58,356)	(253,820)	9,593	92,906	(209,677)
Uruguayan Peso	—	—	(131)	—	(131)
Total	(61,057)	(644,349)	9,462	92,906	(603,038)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the period ended September 30, 2014 would have decreased the Group’s Profit Before Income Tax for the period. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement.

	September 30, 2014
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	—	—	—	—	—
Brazilian Reais	—	—	—	—	—
US Dollar	(5,836)	(25,382)	959	—	(30,259)
Uruguayan Peso	—	—	—	—	—
(Decrease) or increase in Profit Before Income Tax	(5,836)	(25,382)	959	—	(30,259)

Hedge Accounting - Cash Flow Hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

The Company expects that the cash flows will occur and affect profit or loss between 2014 and 2020.

For the period ended September 30, 2014, a total amount before income tax of US$ 33.341 was recognized in other comprehensive income and an amount of US$ 5,055 loss was reclassified from equity to profit or loss within “Financial results, net”.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-12

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases) at September 30, 2014 (all amounts are shown in US dollars):

	September 30, 2014
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	6,720	—	—	6,720
Brazilian Reais	—	256,760	—	256,760
US Dollar	32,822	40,731	—	73,553
Subtotal Fixed-rate borrowings	39,542	297,491	—	337,033
Variable rate:
Brazilian Reais	—	166,253	—	166,253
US Dollar	32,298	249,346	—	281,644
Subtotal Variable-rate borrowings	32,298	415,599	—	447,897
Total borrowings as per analysis	71,839	713,090	—	784,930
Finance leases	623	—	—	623
Total borrowings at September 30, 2014	72,463	713,090	—	785,553

3.

At September 30, 2014, if interest rates on floating-rate borrowings had been 1 % higher (or lower) with all other variables held constant, Profit Before Income Tax for the period would decrease as follows:

	September 30, 2014
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	—	(1,663)	—	(1,663)
US Dollar	(323)	(2,493)	—	(2,816)
(Decrease) or increase in Profit Before Income Tax	(323)	(4,156)	—	(4,479)

•	Credit risk

As of September 30, 2014, 4 banks accounted for more than 80% of the total cash deposited (Rabobank, HSBC,Banco do Brasil and Indusval).

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-13

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of September 30, 2014:

▪	Futures / Options

	September 30, 2014
Type of	Quantities (thousands) (**)	Notional	Market	(Loss)/ Profit (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	242	37,148	5,133	5,133
Soybean	179	55,158	2,819	2,819
Sugar	153	133,826	782	782
Ethanol	2	804	(39)	(39)
Options:
Buy put
Corn	24	289	327	38
Sell put
Corn	11	(99)	(110)	(11)
Total	611	227,126	8,912	8,722

(*) Included in line "Gain from commodity derivative financial instruments" Note 25.

(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

▪	Other derivative financial instruments

As of September 30, 2014, the Group has floating-to-fixed interest rate swap, foreign currency fixed-to-floating interest rate swap and foreign currency floating-to fixed interest rate swap agreements, which were also outstanding as of December 31, 2013.

During the periods ended September 30, 2014 and 2013, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 8.5 million and US$ 12.5 million, respectively. The currency forward contracts entered in 2014 had maturity date in December 2014, while those entered in 2013 had maturity dates ranging between December 2013 and June 2014. The outstanding contracts resulted in the recognition of a loss/gain amounting to US$ 0.6 million in 2014 and of a gain amounting to US$ 2.6 million in 2013.. Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-14

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments

The Group's critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2013 described in Note 4.

Impairment testing

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. As of the acquisition date, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. The impairment review requires management to undertake certain judgments, including estimating the recoverable value of the CGU to which the goodwill relates, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Farmlands may be used for different activities that may generate independent cash flows. When farmlands are used for single activities (i.e. crops), these are considered as one CGU. Generally, each separate farmland business within Argentina and Uruguay are treated as single CGUs. Otherwise, when farmland businesses are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs.

Based on these criteria, management identified a total amount of thirty-eight CGUs as of September 30, 2014 and forty-one CGUs as of September 30, 2013.

As of September 30, 2014 and 2013, due to the fact that there were no impairment indicators, the Group only tested those CGUs with allocated goodwill in Argentina, Brazil and Uruguay.

CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2014 and 2013:

As of September 30, 2014, the Group identified 10 CGUs in Argentina and Uruguay (2013: 10 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. In calculating the fair value less costs-to-sell, management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties. This method relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-15

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

Fair values are determined by extensive analysis which includes current and potential soil productivity of the land (the ability to produce crops and maintain livestock) projected margins derived from soil use, rental value obtained for soil use, if applicable, and other factors such as climate and location. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.

Based on the factors described above, each farm property is assigned different soil classifications for the purposes of establishing a value. Soil classifications quantify the factors that contribute to the agricultural capability of the soil. Soil classifications range from the most productive to the least productive.

The first step to establishing an assessment for a farm property is a sales investigation that identifies the valid farm sales in the area where the farm is located.

A price per hectare is assigned for each soil class within each farm property. This price per hectare is determined based on the quantitative and qualitative analysis mainly described above.

4.	The results are then tested against actual sales, if any, and current market conditions to ensure the values produced are accurate, consistent and fair.

The following table shows only the 10 CGUs (2013: 10 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU / Operating segment / Country	September 30, 2014	September 30, 2013
La Carolina / Crops / Argentina	20	30
La Carolina / Cattle / Argentina	76	111
El Orden / Crops / Argentina	75	109
El Orden / Cattle / Argentina	43	63
La Guarida / Crops / Argentina	1,152	1,677
La Guarida / Cattle / Argentina	182	265
Los Guayacanes / Crops / Argentina	929	1,349
Doña Marina / Rice / Argentina	3,275	4,765
Huelen / Crops / Argentina	3,669	5,339
El Colorado / Crops / Argentina	1,852	2,694
Closing net book value of goodwill allocated to CGUs tested (Note 8)	11,273	16,402
Closing net book value of PPE items and other assets allocated to CGUs tested	55,014	80,385
Total assets allocated to CGUs tested	66,287	96,787

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2014 and 2013.

CGUs tested based on a value-in-use model at September 30, 2014 and 2013:

As of September 30, 2014, the Group identified 3 CGUs (2013: 3 CGUs) in Brazil to be tested base on this model (all CGUs with allocated goodwill). In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-16

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2014	September 30, 2013
Financial projections	Covers 4 years for UMA	Covers 4 years for UMA
	Cover 8 years for AVI	Covers 8 years for AVI
Yield average growth rates	0-3%	0-3%
Future pricing increases	3% per annum	3% per annum
Future cost increases	3% per annum	3% per annum
Discount rates	7%	7,65%
Perpetuity growth rate	4,5%	4,5%

Discount rates are based on the risk-free rate for U.S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.

The following table shows only the 3 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2014	September 30, 2013
AVI / Sugar, Ethanol and Energy	6,479	7,121
UMA / Sugar, Ethanol and Energy	2,430	2,671
UMA (f.k.a. Alfenas Café Ltda) / Coffee	913	1,017
Closing net book value of goodwill allocated to CGUs tested (Note 8)	9,822	10,809
Closing net book value of PPE items and other assets allocated to CGUs tested	609,266	559,332
Total assets allocated to 3 CGUs tested	619,088	570,141

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2014 and 2013.

Management views these assumptions as conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

5.	Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation. As from January 1, 2014 the Group’s management does not consider its Coffee and Cattle businesses to be of continuing significance and they do not meet the quantitative threshold for disclosure. The Coffee and Cattle businesses are now presented within “Farming – All Other Segments” and prior year disclosures have been recast to conform to this presentation.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-17

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

  The Group’s ‘Farming’ line of business is further comprised of three reportable segments:
▪	The Group’s ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties, and the purchase and sale of crops produced by third parties crops. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

▪	The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

▪	The Group’s ‘Dairy’ Segment consists of the production and sale of raw milk;

▪	The Group’s ‘All Other Segments’ column consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group's management does not consider them to be of continuing significance as from January 1, 2014, namely, Coffee and Cattle.

  The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

  The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the interim financial statements. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices.

Total segment assets and liabilities are measured in a manner consistent with that of the condensed consolidated interim financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in the joint venture CHS S.A. is allocated to the ‘Crops’ segment.

The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-18

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the nine-month period ended September 30, 2014 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of manufactured products and services rendered	141	73,183	2,493	1,137	76,954	253,746	—	—	330,700
Cost of manufactured products sold and services rendered	—	(57,421)	(2,364)	(615)	(60,400)	(161,502)	—	—	(221,902)
Gross Profit from Manufacturing Activities	141	15,762	129	522	16,554	92,244	—	—	108,798
Sales of agricultural produce and biological assets	152,127	1,940	21,158	—	175,225	—	—	—	175,225
Cost of agricultural produce sold and direct agricultural selling expenses	(152,127)	(1,940)	(21,158)	—	(175,225)	—	—	—	(175,225)
Initial recognition and changes in fair value of biological assets and agricultural produce	43,857	12,012	6,931	(3)	62,797	(22,428)	—	—	40,369
Changes in net realizable value of agricultural produce after harvest	1,210	—	—	—	1,210	—	—	—	1,210
Gross Profit / (loss) from Agricultural Activities	45,067	12,012	6,931	(3)	64,007	(22,428)	—	—	41,579
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	45,208	27,774	7,060	519	80,561	69,816	—	—	150,377
General and administrative expenses	(3,266)	(2,370)	(1,166)	(136)	(6,938)	(16,771)	—	(15,530)	(39,239)
Selling expenses	(3,413)	(11,393)	(464)	(24)	(15,294)	(35,348)	—	(1,129)	(51,771)
Other operating (loss)/income, net	11,358	(14)	80	(13)	11,411	3,495	—	145	15,051
Share of loss of joint ventures	(462)	—	—	—	(462)	—	—	—	(462)
Profit / (loss) from Operations Before Financing and Taxation	49,425	13,997	5,510	346	69,278	21,192	—	(16,514)	73,956

Reserve from the sale of non controlling interests in subsidiaries	—	—	—	—	—	—	25,508	—	25,508
Depreciation and amortization	(1,493)	(2,469)	(1,162)	(311)	(5,435)	(61,578)	—	—	(67,013)
Initial recognition and changes in fair value of biological assets (unrealized)	(1,588)	17	—	—	(1,571)	(11,343)	—	—	(12,914)
Initial recognition and changes in fair value of agricultural produce (unrealized)	11,484	3,918	—	—	15,402	(4,318)	—	—	11,084
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	33,961	8,077	6,931	(3)	48,966	(6,767)	—	—	42,199
Changes in net realizable value of agricultural produce after harvest (unrealized)	(5,258)	—	—	—	(5,258)	—	—	—	(5,258)
Changes in net realizable value of agricultural produce after harvest (realized)	6,468	—	—	—	6,468	—	—	—	6,468
Property, plant and equipment, net	127,469	44,671	15,915	8,432	196,487	609,268	—	—	805,755
Investment property	—	—	—	7,461	7,461	—	—	—	7,461
Goodwill	7,674	3,275	—	1,243	12,192	8,903	—	—	21,095
Biological assets	14,788	11,914	7,928	2,100	36,730	279,464	—	—	316,194
Investment in joint ventures	3,302	—	—	—	3,302	—	—	—	3,302
Inventories	45,519	21,630	2,784	—	69,933	79,077	—	—	149,010
Total segment assets	198,752	81,490	26,627	19,236	326,105	976,712	—		1,302,817
Borrowings	62,508	18,532	5,022	1,838	87,900	697,653	—	—	785,553
Total segment liabilities	62,508	18,532	5,022	1,838	87,900	697,653	—	—	785,553

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-19

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (continued) (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the nine-month period ended September 30, 2013 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of manufactured products and services rendered	372	76,196	—	2,715	79,283	201,313	—	—	280,596
Cost of manufactured products sold and services rendered	—	(63,904)	—	(69)	(63,973)	(118,279)	—	—	(182,252)
Gross Profit from Manufacturing Activities	372	12,292	—	2,646	15,310	83,034	—	—	98,344
Sales of agricultural produce and biological assets	168,652	2,070	22,475	1,055	194,252	—	—	—	194,252
Cost of agricultural produce sold and direct agricultural selling expenses	(168,652)	(2,070)	(22,475)	(1,055)	(194,252)	—	—	—	(194,252)
Initial recognition and changes in fair value of biological assets and agricultural produce	18,550	5,985	5,124	(7,628)	22,031	(42,838)	—	——	(20,807)
Changes in net realizable value of agricultural produce after harvest	9,744	—	—	121	9,865	—	—	—	9,865
Gross Profit/ (Loss) from Agricultural Activities	28,294	5,985	5,124	(7,507)	31,896	(42,838)	—	—	(10,942)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	28,666	18,277	5,124	(4,861)	47,206	40,196	—	—	87,402
General and administrative expenses	(3,137)	(3,461)	(776)	(866)	(8,240)	(14,548)	—	(16,262)	(39,050)
Selling expenses	(5,144)	(11,929)	(336)	(488)	(17,897)	(27,693)	—	(161)	(45,751)
Other operating loss, net	6,742	390	20	(297)	6,855	7,686	6,919	56	21,516
Share of loss of joint ventures	(41)	—	—	—	(41)	—	—	—	(41)
Profit/ (Loss) from Operations Before Financing and Taxation	27,086	3,277	4,032	(6,512)	27,883	5,641	6,919	(16,367)	24,076

Profit from discontinued operations	—	—	(1,767)	—	(1,767)	—	—	—	(1,767)
Depreciation and amortization	1,618	3,675	776	355	6,424	44,591	—	—	51,015
Initial recognition and changes in fair value of biological assets (unrealized)	1,205	74	(234)	(7,419)	(6,374)	(29,709)	—	—	(36,083)
Initial recognition and changes in fair value of agricultural produce (unrealized)	1,472	3,607		(124)	4,955	(5,576)	—	—	(621)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	15,873	2,304	5,358	(85)	23,450	(7,553)	—	—	15,897
Changes in net realizable value of agricultural produce after harvest (unrealized)	(70)	—	—	—	(70)	—	—	—	(70)
Changes in net realizable value of agricultural produce after harvest (realized)	9,814	—	—	121	9,935	—	—	—	9,935

Property, plant and equipment, net	181,617	63,354	21,445	4,239	270,655	559,351	—	—	830,006
Investment property	—	—	—	13,194	13,194	—	—	—	13,194
Goodwill	11,206	4,766	—	1,455	17,427	9,784	—	—	27,211
Biological assets	17,501	14,328	10,542	3,101	45,472	215,875	—	—	261,347
Investment in joint ventures	—	—	—	3,771	3,771	—	—	—	3,771
Inventories	25,792	30,428	2,769	223	59,212	80,970	—	—	140,182
Total segment assets	236,116	112,876	34,756	25,983	409,731	865,980	—	—	1,275,711
Borrowings	76,002	52,782	13,195	—	141,979	539,004	—	—	680,983
Total segment liabilities	76,002	52,782	13,195	—	141,979	539,004	—	—	680,983

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-20

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (continued) (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in the nine-month periods ended September 30, 2014 and 2013 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Computer equipment	Vehicles	Work in progress	Total
Nine-month period ended September 30, 2013
Opening net book amount.	284,281	8,517	148,886	212,641	1,593	1,740	223,239	880,897
Exchange differences	(37,569)	(1,182)	(14,851)	(17,959)	(134)	(236)	(19,226)	(91,157)
Additions	—	143	6,126	38,599	1,043	126	55,361	101,398
Transfers	(12)	220	82,453	112,240	22	(8)	(194,915)	—
Disposals	(5,380)	—	(408)	(2,201)	(17)	(26)	—	(8,032)
Disposals of subsidiaries	(2,018)	—	(392)	—	—	—	—	(2,410)
Reclassification to non-income tax credits (*)	—	—	(694)	745	—	—	—	51
Depreciation (Note 23)	—	(1,513)	(10,895)	(37,091)	(873)	(369)	—	(50,741)
Closing net book amount	239,302	6,185	210,226	306,974	1,634	1,227	64,459	830,006
At September 30, 2013 (unaudited)
Cost	239,302	12,566	274,119	494,561	5,029	4,283	64,459	1,094,319
Accumulated depreciation	—	(6,381)	(63,894)	(187,587)	(3,395)	(3,056)	—	(264,313)
Net book amount	239,302	6,185	210,225	306,974	1,634	1,227	64,459	830,006
Nine-month period ended September 30, 2014
Opening net book amount	216,843	8,852	206,462	297,910	1,690	1,184	57,579	790,520
Exchange differences	(37,626)	(1,931)	(15,171)	(15,814)	(160)	(244)	(7,038)	(77,984)
Additions	—	—	16,586	60,661	1,444	241	83,049	161,981
Transfers	—	90	17,285	10,901	29	—	(28,305)	—
Disposals	—	—	(10)	(703)	(7)	(29)	—	(749)
Reclassification to non-income tax credits (*)	—	—	(251)	(969)	—	—	(1,452)	(2,672)
Reclassification from investment property	388	—	—	—	—	—	—	388
Depreciation (Note 23)	—	(1,212)	(16,382)	(47,207)	(676)	(252)	—	(65,729)
Closing net book amount	179,605	5,799	208,519	304,779	2,320	900	103,833	805,755
At September 30, 2014 (unaudited)
Cost	179,605	13,905	292,931	552,723	6,680	4,313	103,833	1,153,990
Accumulated depreciation	—	(8,106)	(84,412)	(247,944)	(4,360)	(3,413)	—	(348,235)
Net book amount	179,605	5,799	208,519	304,779	2,320	900	103,833	805,755

(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit, As of December 31, 2013, ICMS tax credits were reclassified to trade and other receivables.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-21

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (continued) (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment (continued)

An amount of US$ 60,367 and US$ 45,594 of depreciation are included in “Cost of manufactured products sold and services rendered” for the nine-month periods ended September 30, 2014 and 2013, respectively. An amount US$ 4,420 and US$ 4,772 of depreciation are included in “General and administrative expenses” for the nine-month periods ended September 30, 2014 and 2013, respectively. An amount of US$ 942 and US$ 375 of depreciation are included in “Selling expenses” for the nine-month periods ended September 30, 2014 and 2013, respectively

As of September 30, 2014, borrowing costs of US$ 3,923 (September 30, 2013: US$ 8,960) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 23,089 as of September 30, 2014.

As of September 30, 2014 included within property, plant and equipment balances are US$ 661 related to the net book value of assets under finance leases.

7.	Investment property

Changes in the Group’s investment property in the nine-month periods ended September 30, 2014 and 2013 were as follows:

	September 30, 2014	September 30, 2013
	(unaudited)
Beginning of the period	10,147	15,542
Reclassification to property, plant and equipment	(388)	—
Exchange differences	(2.298)	(2,348)
End of the period	7,461	13,194

Cost	7,461	13,194
Accumulated depreciation	—	—
Net book amount	7,461	13,194

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	September 30, 2014	September 30, 2013
	(unaudited)
Rental income	1,134	2,914

As of September 30, 2014, the fair value of investment property was US$ 57 million (2013: US$ 67 million).

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-22

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (continued) (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.	Intangible assets

Changes in the Group’s intangible assets in the nine-month periods ended September 30, 2014 and 2013 were as follows:

	Goodwill	Trademarks	Software	Others	Total
Nine-month period ended September 30, 2013
Opening net book amount	31,100	1,356	341	83	32,880
Exchange differences	(3,889)	(43)	(91)	(7)	(4,030)
Additions	—	—	1,277	49	1,326
Amortization charge (i) (Note 23)	—	(125)	(129)	(20)	(274)
Closing net book amount	27,211	1,188	1,398	105	29,902
At September 30, 2013 (unaudited)
Cost	27,211	2,559	2,248	125	32,143
Accumulated amortization	—	(1,371)	(850)	(20)	(2,241)
Net book amount	27,211	1,188	1,398	105	29,902

Nine-month period ended September 30, 2014
Opening net book amount	24,869	1,129	1,343	—	27,341
Exchange differences	(3,774)	(26)	(163)	—	(3,963)
Additions	—	—	766	6	772
Amortization charge (ii) (Note 23)	—	(108)	(223)	(2)	(333)
Closing net book amount	21,095	995	1,723	4	23,817
At September 30, 2014 (unaudited)
Cost	21,095	2,500	2,855	135	26,585
Accumulated amortization	—	(1,505)	(1,132)	(131)	(2,768)
Net book amount	21,095	995	1,723	4	23,817

(i)    For the nine-month period ended September 30, 2013 an amount of US$ 129 and US$ 145 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.

(ii)   For the nine-month period ended September 30, 2014 an amount of US$ 223 and US$ 110 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.

The Group tests annually whether goodwill has suffered any impairment. The last impairment test of goodwill was performed as of September 30, 2014 (see Note 4).

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-23

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (continued) (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets

Changes in the Group’s biological assets in the nine-month periods ended September 30, 2014 and 2013 were as follows:

	September 30, 2014	September 30, 2013
	(unaudited)
Beginning of the period	292,144	298,136
Increase due to purchases	526	726
Initial recognition and changes in fair value of biological assets (i)	40,369	(20,807)
Decrease due to harvest	(296,719)	(267,375)
Decrease due to disposals	(1,868)	(10,600)
Decrease due to sales of agricultural produce	(19,290)	—
Costs incurred during the period	329,428	288,025
Exchange differences	(28,396)	(26,758)
End of the period year	316,194	261,347

(i)    Biological asset with a production cycle of more than one year (that is, sugarcane, coffee, dairy and cattle) generated ‘Initial recognition and changes in fair value of biological assets’ amounting to US$ (15,500) loss for the nine-month period ended September 30, 2014 (2013: US$ (45,342) loss). In 2014, an amount of US$ 27,550 gain (2013:
US$ (13,329) loss) was attributable to price changes, and an amount of US$ (43,050) loss (2013: US$ (32,013) loss) was mainly attributable to physical changes.

Biological assets as of September 30, 2014 and December 31, 2013 were as follows:

	September 30, 2014	December 31, 2013
	(unaudited)
Non-current
Cattle for dairy production	7,547	9,450
Other cattle	25	33
Sown land – coffee	2,100	1,944
Sown land – sugarcane	279,464	213,776
	289,136	225,203
Current
Other cattle	356	363
Sown land – crops	14,788	35,982
Sown land – rice	11,914	30,596
	27,058	66,941
Total biological assets	316,194	292,144

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-24

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (continued) (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Financial instruments

As of September 30, 2014, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of September 30, 2014 and their allocation to the fair value hierarchy:

	2014
	Level 1	Level 2	Level 3	Total
Assets
Derivative financial instruments	9,618	—	—	9,618
Total assets	9,618	—	—	9,618
Liabilities
Derivative financial instruments	(149)	(11,976)	—	(12,125)
Total liabilities	(149)	(11,976)	—	(12,125)

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-25

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (continued) (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Financial instruments (continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total
Futures	Quoted price	—	—	1	9,252

Options	Quoted price	—	—	1	217

Interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve	Present value method	2	(11,976)

					(2,507)

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-26

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (continued) (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Trade and other receivables, net

	September 30, 2014	December 31, 2013
	(unaudited)
Non current
Trade receivables	3,237	4,676
Trade receivables – net	3,237	4,676
Advances to suppliers	13,120	10,658
Income tax credits	7,014	7,058
Non-income tax credits (i)	14,997	13,941
Judicial deposits	2,742	2,706
Receivable from disposal of subsidiary	4,250	9,202
Cash collateral	2,519	451
Other receivables	3,824	4,560
Non current portion	51,703	53,252
Current
Trade receivables	47,994	46,326
Receivables from related parties (Note 28)	4,488	—
Less: Allowance for trade receivables	(398)	(545)
Trade receivables – net	52,084	45,781
Prepaid expenses	6,581	7,786
Advance to Suppliers	34,786	16,088
Income tax credits	5,977	5,519
Non-income tax credits (i)	41,454	43,700
Cash collateral	6,673	6,554
Receivable from disposal of subsidiary	4,710	6,174
Receivable with members	261	—
Other receivables	9,452	9,578
Subtotal	109,894	95,399
Current portion	161,978	141,180
Total trade and other receivables, net	213,681	194,432

(i) Includes US$ 2,672 reclassified from property, plant and equipment (December 31, 2013: US$ 383).

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-27

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (continued) (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Trade and other receivables, net (continued)

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	September 30, 2014	December 31, 2013
	(unaudited)
Currency
US Dollar	39,553	30,054
Argentine Peso	45,178	50,512
Uruguayan Peso	1,185	520
Brazilian Reais	127,765	113,346
	213,681	194,432

As of September 30, 2014 trade receivables of US$ 9,566 (December 31, 2013: US$ 14,319) were past due but not impaired. The ageing analysis of these receivables is as follows:

	September 30, 2014	December 31, 2013
	(unaudited)
Up to 3 months	8,646	13,432
3 to 6 months	67	827
Over 6 months	853	60
	9,566	14,319

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-28

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (continued) (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Inventories

	September 30, 2014	December 31, 2013
	(unaudited)
Raw materials	38,556	37,859
Finished goods	100,010	67,689
Stocks held by third parties	10,106	2,824
Others	338	17
	149,010	108,389

The cost of inventories recognized as expense are included in ‘Cost of manufactured products sold and services rendered’ amounted to US$ 221,902 for the nine-month period ended September 30, 2014. The cost of inventories recognized as expense and included in ‘Cost of agricultural produce sold and direct agricultural selling expenses’ amounted to US$ 133,164 for the nine-month period ended September 30, 2014.

13.	Cash and cash equivalents

	September 30, 2014	December 31, 2013
	(unaudited)
Cash at bank and on hand	163,782	165,362
Short-term bank deposits	33,010	66,785
	196,792	232,147

14.	Disposals

Sale of 49% of interest in Global Anceo S.L.U. and Global Hisingen S.L.U.

In June, 2014, the Group sold 49% of its interest in Global Anceo S.L.U. and Global Hisingen S.L.U. The main underlying assets of such corporations are Guayacanes and La Guarida farms.

Sale price amounted US$ 50.5 million and US$ 49.4 million was collected as of the transaction´s day. As the Company did not lose control of its subsidiaries, this operation is classified as an equity’s transaction, and the margin of the operation was registered in Statement of Changes in Shareholders’ Equity under the line item “Reserve from the sale of non controlling interests in subsidiaries”. The transaction resulted in an increase of equity attributable to owners of the Company of US$ 25.5 million and also an increase in non-controlling interest of US$ 8.0 million.

Mimoso farm and coffee assets

In May 2013, the Group completed the sale of the Mimoso farm (through the sale of the Brazilian subsidiary Fazenda Mimoso Ltda,) and Lagoa do Oeste farm located in Luis Eduardo Magalhaes, Bahia, Brazil. The farms have a total area of 3,834 hectares of which 904 hectares are planted with coffee trees. In addition, the Group entered into an agreement whereby the buyer will operate and make use of 728 hectares of existing coffee trees in Adecoagro’s Rio de Janeiro farm during an 8-year period. Pursuant to the terms of the agreement, we will retain property to these coffee trees, which will still have an estimate useful life of 10 years upon the expiration of the agreement. The total consideration of this operation was a nominal amount of Brazilian Reais 49 million (US$ 24 million). This transaction resulted in a gain of US$ 5,7 million recorded in other operating income in the statement of income.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-29

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (continued) (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.	Disposals (continued)

In June 2013, the Group completed the sale of the remaining 49% interest in Santa Regina S.A., a company whose main underlying asset is the Santa Regina farm. This transaction resulted in a gain of US$ 1.2 million recorded in other operating income in the statement of income.

15.	Shareholders’ contributions

	Number of shares (thousands)	Share capital and share premium
At January 1, 2013	122,220	1,123,663
Restricted shares issued (Note 16)	161	2,963
Purchase of own shares	—	(335)
At September 30, 2013	122,381	1,126,291

At January 1, 2014	122,381	1,122,645
Employee share options exercised (Note 16)	—	844
Restricted shares vested	—	3,444
Purchase of own shares	—	(10,424)
At September 30, 2014	122,381	1,116,509

Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company has authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has commenced on September 24, 2013 and will be reviewed by the Board of Directors after a 12-month period: repurchases of shares under the program are made from time to time in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors. On August 12, 2014 the Board of directors decided to extend the program for a 12 month period.

As of September 30, 2014, the Company repurchased 2,343,846 shares under this program.

16.	Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to senior and medium management and key employees of the Group’s subsidiaries.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-30

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (continued) (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Equity-settled share-based payments (continued)

(a)	Option Schemes

For the nine-month periods ended September 30, 2014 and 2013 the Group incurred US$ nil million for both periods, related to the options granted under the Option Schemes.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under plans are as follows:

2004 Incentive Option Plan

	September 30, 2014		September 30, 2013
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)

At January 1	6.67	2,061	6.68	2,100
Forfeited	—	—	8.62	(21)
Exercised	—	(5)	—	—
Expired	5.83	(123)	—	—
At September 30	6.71	1,933	6.66	2,078

2007/2008 Equity Incentive Plan

	September 30, 2014		September 30, 2013
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)

At January 1	13.07	1,751	13.06	2,013
Forfeited	13.40	(22)	13.08	(191)
At September 30	13.07	1,729	13.06	1,822

Options outstanding under the plans have the following expiry date and exercise prices:

2004 Incentive Option Plan

	Exercise price per share
		Shares (in thousands)
Expiry date (i):		September 30, 2014	September 30, 2013
May 1, 2024	5.83	577	674
May 1, 2025	5.83	553	553
May 1, 2026	5.83	136	173
February 16, 2026	7.11	110	110
October 1, 2026	8.62	557	569

(i)       On May 2014, the Board of directors decided to extend the expired date of the Plan.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-31

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (continued) (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Equity-settled share-based payments (continued)

2007/2008 Equity Incentive Plan

	Exercise price per share
		Shares (in thousands)
Expiry date:		September 30, 2014	September 30, 2013
Dec 1, 2017	12.82	950	1,034
Jan 30, 2019	13.40	599	608
Nov 1, 2019	13.40	8	8
Jan 30, 2020	12.82	26	26
Jan 30, 2020	13.40	65	65
Jun 30, 2020	13.40	22	22
Sep 1, 2020	13.40	44	44
Sep 1, 2020	12.82	15	15

The following table shows the exercisable shares at period end under both the Adecoagro/ IFH 2004 Incentive Option Plan and the Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan:

Exercisable shares in thousands
September 30, 2014	3,662
September 30, 2013	3,855

(b)	Restricted Share and Restricted Stock Unit Plan

The Restricted Share and Restricted Stock Unit Plan were effectively established in 2010 and amended in November 2011 and is administered by the Compensation Committee of the Company. Awards under this plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Participants are entitled to receive one common share of the Company for each restricted share or restricted unit issued. For the Restricted Share Plan there are no performance requirements for the delivery of common shares, except that a participant’s employment with the Group must not have been terminated prior to the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted share shall not be converted into common shares and the participant shall cease for all purposes to be a shareholder with respect to such shares.

On July 18, 2011, the Group issued and registered 427,293 restricted shares with a nominal value of US$ 1.5 which were granted under the Restricted Share Plan. While the restricted shares are not vested, they are recognized in “Other reserves”. Once they are vested, the reserve is reversed and a share premium is recognized. As of September 30, 2014, all the restricted shares were vested.

The restricted shares under the Restricted Share Plan were measured at fair value at the date of grant.

As of September 30, 2014, the Group recognized compensation expense US$ 2.6 million related to the restricted shares granted under the Restricted Share Plan (2013: US$ 2.8 million).

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-32

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (continued) (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Equity-settled share-based payments (continued)

Key grant-date fair value and other assumptions under the Restricted Share and Restricted Stock Unit Plan are detailed below:

Grant Date	Apr 1, 2011	Apr 1, 2011	May 13, 2011	Apr 1, 2012	May 15, 2012	Apr 1, 2013	May 15, 2013
Fair value	12.69	12.69	12.36	9.81	9.33	8.08	7.48
Possibility of ceasing employment before vesting	1.42%	1.86%	0%	3%	0%	5%	0%

Movements in the number of restricted shares outstanding under the Restricted Share and Restricted Stock Unit Plan are as follows:

	Restricted shares (thousands)	Restricted stock units (thousands)	Restricted shares (thousands)	Restricted stock units (thousands)
	2014	2014	2013	2013
At January 1	110	699	234	515
Granted (1)	—	480	—	362
Forfeited	(3)	(21)	(5)	(10)
Vested	(107)	(297)	(119)	(167)
At September 30	—	861	110	700

(1)	Approved by the Board of Directors of March 13, 2014 and the Shareholders Meeting of April 16, 2014.

17.	Trade and other payables

	September 30, 2014	December 31, 2013
	(unaudited)
Non-current
Payable from acquisition of property, plant and equipment (i)	2,084	2,605
Other payables	331	346
	2,415	2,951
Current
Trade payables	61,028	84,009
Advances from customers	1,111	2,900
Amounts due to related parties (Note 28)	—	1,069
Taxes payable	2,970	3,108
Payables from acquisitions of property, plants and equipment	530	—
Escrows arising on business combinations	389	1,030
Other payables	1,349	849
	67,377	92,965
Total trade and other payables	69,792	95,916

(i)	These trades payable are mainly collateralized by property, plant and equipment.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-33

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (continued) (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Borrowings

	September 30, 2014	December 31, 2013
	(unaudited)
Non-current
Votoratim	1,758	3,388
ABC Brazil Loan	7,141	17,746
Bradesco Loan (*)	6,641	8,832
BNDES Loan Facility(*)	139,154	108,804
IDB Facility (*)	30,010	37,703
Ciudad de Buenos Aires Loan	14,286	14,286
Galicia Loan	445	1,150
Banco do Brazil Loan Facility (*)	76,114	82,997
Itaú BBA Facility (*)	40,345	44,327
Rabobank Loan (*)	31,237	32,482
ING/ABN/Bladex(*)	40,015	52,000
Rabobank, Syndicated Loan (*)	80,390	88,980
ING Bank N,V, Syndicated Loan (*)	82,452	—
Other bank borrowings	29,769	19,058
Obligations under finance leases	313	411
	580,070	512,164

Current
Bank overdrafts	349	5,750
BNDES Loan Facility (*)	19,484	8,695
IDB Facility (*)	16,458	15,388
Ciudad de Buenos Aires Loan	3,274	2,992
Galicia Loan	1,063	5,733
Banco do Brazil Loan Facility (*)	19,830	6,888
Rabobank Loan (*)	37,719	32,249
ITAU (*)	35,419	10,924
ABC Brazil Loan	10,574	10,027
Bradesco Loan (*)	4,356	5,932
Votoratim	2,768	7,310
ING/ABN/Bladex(*)	12,471	17,003
Rabobank, Syndicated Loan (*)	9,340	365
ING/HSBC/ICBC/BES/Bradesco/Hinduja/Bladex/BoC/Paschi (*)	15,806	—
Other bank borrowings	16,262	18,383
Obligations under finance leases	310	328
	205,483	147,967
Total borrowings	785,553	660,131

(*) The Group was in compliance with the related covenants under the respective loan agreements.

New loan – ING Bank N.V. Syndicated Loan

In March 2014, Adecoagro Vale do Ivinhema entered into a US$ 100.0 million loan with syndicate of banks, led by ING Bank N.V., due 2017. This syndicate loan bears an interest of LIBOR 3 months + 4.20% per annum. Certain covenants are measured on a combined basis aggregating the borrowing subsidiaries and others are measured on an individual basis.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-34

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (continued) (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Borrowings (continued)

Financial ratios:

	2014	2015	2016
Net Bank Debt / EBITDA	[<] 4,5	[<] 5	[<] 4,5
Solvency Ratio	[>] 40%	[>] 40%	[>] 40%
Interest Coverage Ratio	[<] 2	[<] 2	[<] 2

As of September 30, 2014, total bank borrowings include collateralized liabilities of US$ 737,151 (December 31, 2013: US$ 625,533). These loans are mainly collateralized by property, plant and equipment sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's exposure to fixed and variable interest rates is as follows:

	September 30, 2014	December 31, 2013
	(unaudited)
Fixed rate:
Less than 1 year	95,821	56,932
Between 1 and 2 years	47,497	38,393
Between 2 and 3 years	44,403	37,762
Between 3 and 4 years	36,776	29,467
Between 4 and 5 years	28,510	27,803
More than 5 years	84,026	75,745
	337,033	266,102
Variable rate:
Less than 1 year	109,352	90,707
Between 1 and 2 years	139,072	107,392
Between 2 and 3 years	126,227	100,949
Between 3 and 4 years	42,761	54,212
Between 4 and 5 years	8,442	12,586
More than 5 years	22,043	27,444
	447,897	393,290
	784,930	659,392

The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	September 30, 2014	December 31, 2013
	(unaudited)
Currency
US Dollar	355,451	257,283
Brazilian Reais	423,013	372,058
Argentine Peso	7,089	30,775
Uruguayan Peso	—	15
	785,553	660,131

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-35

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (continued) (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

19.	Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	September 30, 2014	September 30, 2013
	(unaudited)
Current income tax	(805)	(1,188)
Deferred income tax	(4,856)	15,948
Income tax (expense)/benefit	(5,661)	14,760

There has been no change in the statutory tax rates in the countries where the Group operates since December 31, 2013.

Argentine law includes a 10% withholding tax on dividend distributions made by Argentine companies to individuals and foreign beneficiaries. As of September 30, 2014, the Company did not record any liability on retain earnings at their Argentine subsidiaries due to its dividend policy which defines that the Company intends to retain any future earnings to finance operations and the expansion of their business and does not intend to distribute or pay any cash dividends on our common shares in the foreseeable future.

The gross movement on the deferred income tax account is as follows:

	September 30, 2014	September 30, 2013
	(unaudited)
Beginning of period liability	(9,255)	(39,998)
Exchange differences	10,258	7,140
Disposal of subsidiary	—	185
Tax charge relating to cash flow hedge (i)	9,764	2,251
Income tax expense	(4,856)	15,948
End of period asset/(liability)	5,911	(14,474)

(i)         Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income, net of the amount reclassified from equity to profit and loss, amounting to US$ 28,285 for the nine-month period ended September 30, 2014.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	September 30, 2014	September 30, 2013
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(6,184)	16,769
Non-deductible items	(335)	(1,915)
Unused tax losses	(952)	—
Income/(loss) not subject to tax	2,322	(217)
Others (expense)/ benefit	(512)	123
Income tax (expense)/benefit	(5,661)	14,760

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-36

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (continued) (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.	Payroll and social security liabilities

	September 30, 2014	December 31, 2013
	(unaudited)
Non-current
Social security payable	1,227	1,458
	1,227	1,458
Current
Salaries payable	12,098	5,782
Social security payable	3,276	3,849
Provision for vacations	12,868	11,481
Provision for bonuses	3,837	5,027
	32,079	26,139
Total payroll and social security liabilities	33,306	27,597

21.	Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates, In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2013.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-37

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (continued) (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Sales

	September 30, 2014	September 30, 2013
	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	101,713	95,146
Sugar (*)	111,710	84,509
Rice (*)	71,668	74,357
Energy	40,323	21,348
Powder milk	2,493	—
Operating leases	1,213	2,914
Services	1,562	1,988
Others	18	334
	330,700	280,596
Sales of agricultural produce and biological assets:
Soybean (*)	71,039	66,228
Cattle for dairy production	1,868	1,740
Other cattle	—	616
Corn (*)	63,141	76,963
Cotton	3,689	3,810
Milk	19,290	20,735
Wheat	6,226	10,674
Coffee	—	439
Sunflower	6,796	8,021
Rice	1,117	—
Barley	1,049	1,294
Sorghum	72	2,154
Seeds	823	144
Others	115	1,434
	175,225	194,252
Total sales	505,925	474,848

(*) Includes sales of soybean, corn, rice, powder milk and sugar produced by third parties for an amount of US$ 11,482 ; US$ 13,121; US$ 91; US$ 119 and US$ 11,243 respectively.

Commitments to sell commodities at a future date

The Group entered into contracts to sell non financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is 159.5 million as of September 30, 2014 (2013: US$ 89.4 million) comprised primarily of 101,371 tons of sugar (US$ 76.3 million), 16,940 tons of corn (U$S 2.6 million) and 34,102 tons of soybean (U$S 9.7 million) which expire between October 2014 and April 2015.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-38

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (continued) (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.	Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	September 30, 2014	September 30, 2013
	(unaudited)
Cost of agricultural produce and biological assets sold	154,322	168,595
Raw materials and consumables used in manufacturing activities	124,109	105,657
Services	10,269	9,763
Salaries and social security expenses (Note 24)	45,586	40,316
Depreciation and amortization	67,013	51,015
Taxes (*)	2,796	3,520
Maintenance and repairs	8,211	6,426
Lease expense and similar arrangements(**)	1,762	1,842
Freights	33,671	29,336
Export taxes / selling taxes	22,765	24,887
Fuel and lubricants	6,425	5,049
Others	11,208	14,899
Total expenses by nature	488,137	461,305

(*) Excludes export taxes and selling taxes,

(**) Relates to various cancellable operating lease agreements for office and machinery equipment,

For the nine-month period ended September 30, 2014, an amount of US$ 221,902 is included as “cost of manufactured products sold and services rendered” (September 30, 2013: US$ 182,252); an amount of
US$ 175,225 is included as “cost of agricultural produce sold and direct agricultural selling expenses” (September 30, 2013: US$ 194,252); an amount of US$ 39,239 is included in “general and administrative expenses” (September 30, 2013: US$ 39,050); and an amount of US$ 51,771 is included in “selling expenses” as described above (September 30, 2013: US$ 45,751).

24.	Salaries and social security expenses

	September 30, 2014	September 30, 2013
	(unaudited)
Wages and salaries	32,500	28,789
Social security costs	10,158	8,690
Equity-settled share-based compensation	2,928	2,837
	45,586	40,316
Number of employees	8,239	7,683

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-39

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (continued) (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.	Other operating (loss)/income, net

	September 30, 2014	September 30, 2013
	(unaudited)
Gain from commodity derivative financial instruments	14,228	13,331
Loss from onerous contracts – forwards	(176)	(276)
Gain from disposal of subsidiary	—	779
Gain from disposal of financial assets	—	1,188
Gain from disposal of other property items	788	413
Gain from disposal of farmland and other assets	—	5,082
Others	211	999
	15,051	21,516

26.	Financial results, net

	September 30, 2014	September 30, 2013
	(unaudited)
Finance income:
- Interest income	5,735	4,740
- Cash flow hedge – transfer from equity	—	266
- Gain from interest rate/foreign exchange rate derivative financial instruments	679	—
- Other income	229	319
Finance income	6,643	5,325

Finance costs:
- Interest expense	(42,314)	(36,056)
- Cash flow hedge – transfer from equity	(5,062)	—
- Foreign exchange losses, net	(6,889)	(16,467)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(863)	(18,549)
- Taxes	(3,003)	(2,911)
- Other expenses	(1,513)	(2,390)
Finance costs	(59,644)	(76,373)
Total financial results, net	(53,001)	(71,048)

27.	Disclosure of leases and similar arrangements

The Group as lessor - Operating leases

In September 2013, Marfrig Argentina S.A. (“Marfrig ARG”), an Argentine company subsidiary of the Brazilian company Marfrig Alimentos S.A. (today Marfrig Global Foods S.A.) (“Marfrig Brazil”) unilaterally early terminated the Master Agreement, including the lease agreements entered into with the Group on December 2009 for a ten-year term. Therefore, on April 21, 2014 the Group filed a lawsuit against Marfrig ARG and Marfrig Brazil claiming the indemnification set forth in the Master Agreement and unpaid invoices for aggregate of approximately US$ 22.5 million. The lawsuit was filed with the Court of Arbitration of the Stock Exchange Chamber of the City of Buenos Aires.

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-40

Adecoagro S.A. Notes to the Condensed Consolidated Interim Financial Statements (continued) (All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

28.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income (loss) included in the statement of income		Balance receivable (payable)
			September 30, 2014	September 30, 2013	September 30, 2014	December 31, 2013
			(unaudited)	(unaudited)	(unaudited)
Grupo La Lácteo	Joint venture	Sales of goods	—	7,432	—	—
		Purchases of goods	—	(25)	—	—
		Interest income	—	33	—	—
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira	(i)	Receivables (Note 11)	—	—	261	(667)
		Cost of manufactured products sold and services rendered (ii)	(2,357)	—	—	—
CHS Agro		Services	31	—	—	—
		Sales of goods	1,290	—	—	—
	Joint venture
		Interest income	18	—	—	—
		Receivables (Note 11)	—	—	4,488	—
		Payables (Note 17)		—		(402)
Directors and senior management	Employment
		Compensation selected employees	(5,553)	(4,870)	(15,980)	(17,472)

(i) Shareholder of the Company.

(ii) Relates to agriculture partnership agreements (“parceria”)

The accompanying notes are an integral part of these condensed consolidated interim financial statements. F-41